Exhibit 99.1

STRICTLY PRIVATE AND CONFIDENTIAL (All figures in USD) NASDAQ : ELVA TSX : ELVA Investor Presentation November 4, 2025 A final base shelf prospectus containing important information relating to the securities described in this document has been fi led with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prosp ect us, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+ or EDGAR or, alternatively, may be obt ain ed from Oppenheimer & Co. Inc. Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, o r b y telephone at (212) 667 - 8055, or by email at EquityProspectus@opco.com. This document does not provide full disclosure of all mat erial facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf p ros pectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, bef ore making an investment decision.

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 2 Cautionary Note Regarding Forward - Looking Statements : This presentation contains forward - looking statements and forward - looking information (collectively, “forward - looking statements”), including statements that relate to, among other things, the size of the Company’s addressable market and target verticals and applications, including defense, automation, robotics, construction, and large energy storage systems, margin performance capabilities of new target operating segments, future operating jurisdictions including plans for manufacturing expansion in the United States and Japan, the ability to take advantage of manufacturing incentives for United States - based manufacturers, the development of new products including solid - state batteries, the characteristics thereof, and the need for separator technology therein, the safety and heat resistance performance of the Company’s products, intentions to grow recurring revenue opportunities, timing expectations for delivery of capital equipment and beginning production at the Company’s Jamestown, New York facility, the Company’s sales pipeline and the ability to satisfy orders thereunder, the Company’s ability to satisfy its ongoing debt obligations, anticipated continued increase in sales momentum from partners and customers and the expected ability to generate cash in the future to support growth, the future direction of the Company’s business and products, and other statements regarding the Company’s markets, objectives, goals, strategies, intentions, beliefs, plans, expectations and estimates . Forward - looking statements can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import . Although the Company believes that the expectations reflected in such forward - looking statements are reasonable and are based on reasonable assumptions, such assumptions are subject to risks and uncertainties, and actual results may differ materially from any result or expectation expressed or implied in forward - looking statements therefore undue reliance should not be placed thereon . Material assumptions on which forward - looking statements herein are based include that the Company’s customers will complete new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders based on customers’ historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order, that the Company will be able to deliver ordered products on a basis consistent with past deliveries, that the Company’s customer counterparties will meet their production and demand growth targets, continued growth in the Company’s target verticals, the Company’s ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and verticals as well as servicing existing customers, the availability to obtain financing on reasonable commercial terms, the impact of competition and new technologies on the Company, that the Company’s relationships with its suppliers, customers, lenders and other third parties will be maintained, market growth for lithium - ion battery applications generally, the Company’s ability to service debt obligations and adhere to negotiated debt covenants, the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws, the impact of trade restrictions on the Company and its activities in the United States given its manufacturing profile, the Company’s future research and development levels and future production levels, and the Company’s operating costs and expected capital expenditures . Important factors that could cause actual results to differ materially from expectations include but are not limited to the impact of political decisions in the United States and elsewhere on trade and with respect to government incentives for manufacturing, natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events, including the imposition of or changes with respect to tariffs or trade controls that could impact the Company’s cross - border business, market demand among the Company’s customers and target markets for lithium - ion batteries as well as those additional risk factors found in the Company’s base shelf prospectus dated September 17 , 2024 and any supplement thereto, and the documents incorporated by reference therein . Additional information about material factors and risks and uncertainties that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward - looking statements related to Electrovaya’s business may be found in the Company’s Annual Information Form for the year ended September 30 , 2024 and the Company’s Annual Report on Form 40 - F filed with the U . S . Securities and Exchange Commission under the heading “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities . The Company does not undertake any obligation to update publicly or to revise any of the forward - looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law . Forward - looking statements should not be relied upon as representing Electrovaya’s assessments as of any date subsequent to the date of this presentation . All dollar amounts are in U . S . dollars unless otherwise noted . Legal Disclaimer for United States Investors : The Company has filed with the SEC a registration statement on Form F - 10 (including a prospectus) and intends to file a prospectus supplement for the offering to which this presentation relates . Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about Electrovaya Inc . and this offering . Copies of the Form F - 10 , the prospectus supplement and the accompanying prospectus, when available, may be accessed for free by visiting EDGAR on the SEC’s website at www . sec . gov or, alternatively, may be obtained from Oppenheimer & Co . Inc . Attention : Syndicate Prospectus Department, 85 Broad Street, 26 th Floor, New York, NY 10004 , or by telephone at (212) 667 - 8055 , or by email at EquityProspectus@opco . com . Electronic copies of the final prospectus supplement and accompanying prospectus are also available on the SEC's website at http : //www . sec . gov . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction .

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 1 Offering Summary Issuer Electrovaya Inc. Symbol / Exchange ELVA / NASDAQ CM Offering Type Registered Common Shares (100% Primary) Offering Size $24 million Over - Allotment Option 15% (100% Primary) Confidential Marketing Monday, November 3 rd – Tuesday, November 4 th Expected Pricing Wednesday, November 5 th (Pre - Market Open) Use of Proceeds Investments into research and development activities associated with the Company’s lithium - ion separator and solid - state battery development, investments into its energy as a service program, working capital and general corporate purposes Sole Bookrunner Oppenheimer & Co. Inc.

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 4 Trusted Public Company Leadership with Proven Track Record Dr. Rajshekar DasGupta John Gibson Dr. Sankar Das Gupta Dr. Jeremy Dang Dr. Elmira Memarzadeh Jason Roy CEO CFO Executive Chairman VP, Business & Project Development VP, Cell Operations VP, Corporate Development & IR Seasoned finance executive with 15+ years of experience in public and private companies. Skilled in corporate accounting, strategic planning, internal controls and systems. Certified Professional Accountant (CPA, CA). Entrepreneur and scientist with extensive IP portfolio of more than 50 U.S. patents. Advisor on climate and energy policy with international government bodies. Ph.D. in his scientific discipline; co - founder of Electrovaya at IPO. Leads business development, project execution, and client relationships in material handling and energy storage sectors. Serves Fortune 500 clients and OEMs in lift truck and battery industries. Certified Chartered Chemist and Project Management Professional; doctorate in Chemical Engineering. Joined Electrovaya in 2014, leads cell production and collaborates across R&D, vendor and client engineering teams. Has directed multiple internal development projects and cross - functional initiatives. Ph.D. in Materials Science, University of Alberta. Joined Electrovaya in 2018 with over 18 years of capital markets, investor relations, communications and corporate development experience. Worked across public and private companies in IR, strategic growth, M&A, and business planning. Vanier College Business/Commerce Degree. Joined Electrovaya in 2009, previously served as COO before becoming CEO in 2022. Former leadership roles in research and energy systems development; instrumental in scaling battery platforms and licensing strategy. Ph.D. in Materials Science, University of Cambridge; further studies at Imperial College London and MIT.

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 5 Electrovaya at a Glance x 16 Fortune 100 clients across critical operations - selecting Electrovaya on Performance & Safety x Leading OEM Partners in USA & Japan across various market segments x Expanding into new end markets with early wins in warehouse automation, robotics, GSE, defense and construction Blue Chip Customers & Partners x High performance battery systems for high and low voltage applications x Industry - leading safety & longevity validated by third party and field data x Multiple Technologies protected by 33 patents , trade secrets and know - how x Proven Safety Record – 30,000+ batteries deployed with no safety incidents Infinity Technology – Safety & Longevity Inflection Point – Financial Results Domestic Manufacturing x 9 consecutive quarters of positive Adj. EBITDA x 2 consecutive quarters of positive EPS x TTM Revenue has surpassed $50 million breakeven point x TTM Operating Income has increased 426% YoY x Strong momentum in orders from OEM partners and Fortune 100 customers x Existing Engineering & Systems manufacturing in Mississauga, Ontario with a recent second shift added to meet increasing demand x New U.S Cell & Systems manufacturing in Jamestown, New York – began Systems assembly in Q2 2025 with cell & module production expected in 2026 x Gigafactory expected to supply larger contracts

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 6 × Lithium ion fires can last longer, cause extensive damage disrupting operations × Fires are difficult to extinguish × Fires often propagate within cells and battery systems due to separator failures × Risks costly damage and downtime, serious health and safety risks × A Passenger EV battery fire can take multiple days to fully extinguish (vs. 1 hour for a normal fire) Electrovaya is Addressing Critical Battery Safety Requirements Example Issue Cases: × Short cycle life increases replacement frequency and raises total cost of ownership × Mission - critical sites demand long - life batteries to minimize operational disruption × Heavy - duty applications (warehouse automation, robotics, and energy storage) are highly sensitive to cycle life × Battery degradation reduces efficiency and causes downtime in always - on environments Lithium Ion Fires Cycle Life Data Center Fire (France, 2021) Lead - acid battery exacerbated fire which caused 3.6M websites to go offline Logistics Center Fire (Germany, 2023) Fire caused $50M+ in damages and shutdown warehouse for months E - comm. Warehouse Fire (UK, 2021) Robot’s Lithium - ion battery caught fire and halted operations for weeks

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 7 Electrovaya's Batteries Outperform Standard Batteries Fully embedded ceramic separators reduce risks propagating fire Safety One 15,000+ cycle lifespan lasts 10 – 15 years of daily use. Outlasts typical batteries by 3 – 5 x Longevity Jamestown, NY lithium - ion cell output expected to utilize domestic / friendly supply chains by mid - 2026 Production One battery. Years of savings. Cost of Ownership

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 8 Mission - Critical Applications Require Higher Cycle Technology Longer Life Batteries Lower Cost of Ownership 500 1000 2,000 5,000 9,000 Consumer Electronics E - Bike EV Forklift (MHE) E - Bus Energy Storage Longevity (1) Initial Capacity (Cycles) (2) Cycles 1,500 6,000 5,000 [VALUE] + Top-3 Japan Top-3 Korea Top-3 China Electrovaya Electrovaya Batteries Last 3x Longer than Industry Benchmarks Sources: (1) In - house testing; (2) Competitor sources and Autoevolution

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 9 Electrovaya Occupies a Differentiated Position in Landscape Traditional Li - Ion / Graphite × Prone to thermal runaway × Higher replacement frequency = higher TCO × Commoditized by large Asian battery suppliers and not suitable for industrial / commercial environments × Ideally suited for: EVs, basic electronics × Cycle life: Up to ~4,000 Silicon Anode / Solid State × Highest energy density, but expensive to manufacture × Earlier stages of commercialization with most players unprofitable with high cash burn × Ideally suited for: defense, consumer electronics × Cycle life: Up to ~1,500 x The highest safety standards – 30,000+ batteries deployed with no incidents x Long cycle life dramatically reduces maintenance and TCO x Ideally suited for: drones, consumer electronics, material handling, rugged environments, e - busses and energy storage that require long lifecycle and extreme safety x Cycle life: 15,000+

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 10 ~$85B Market Opportunity Sources: (1) The Insight Partners; (2) Verified Market Research; (3) Grand View Horizon; (4) Growth Market Reports; (5) Valua tes Reports Note: Figures reflect 2025 global market size estimates, as implied by base years and CAGRs in respective market reports Material Handling ~$6B (1) • Infinity batteries are the safest NMC - based Li - ion option for high - risk environments like busy warehouses • Majority of revenue with Fortune 500 companies Energy Storage Systems ~$75B (2) • Infinity tech offers ultra - long cycle life reducing replacements by multiples for datacenter uptime while providing safe reliable performance • Product launched in September 2025 with strong interest for data center applications Robotics ~$1.5B (3) • 24/7 autonomous reliability provide long runtime and wireless fast - charging for robots • Multiple OEM partners have already selected Electrovaya technology for new products Ground Support Equipment ~$570M (4) • Infinity systems have long cycle life for cost savings for 24/7 GSE applications • Strong requirement for safety and reliability in this mission critical application • First shipment delivered to GSE OEM Defense ~$2B (5) • Mission - critical reliability have demonstrated strong performance in extreme conditions • Multiple global defense contractors evaluating Electrovaya's products at various stages of implementation

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 11 Customers and Partners – Infinity Batteries Strategic Partnership Select OEM Customers Select End Users Example (not a full list)

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 12 Electrovaya Powers Mission Critical Applications 24/7 Enables mission - critical operations 30,000+ Infinity Battery systems deployed (1) 350+ Warehouses & logistic centers powered by Electrovaya (2) Sources: (1) Since inception; (2) As of October 2025

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 13 Infinity Technology – Safety is Our Top Priority Toyota Production System No internal propagation, the fire was contained within the faulted sub - module No flames escaped the battery enclosure Risks costly damage and downtime Serious health and safety risks Nail Penetration Test Fire Propagation Test Nail Penetration Test No fire Infinity Batteries Provide Additional Prevention to Fire Propagation Typical Batteries Propagate Fire

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 14 Product Differentiation Ceramic Separator Technology Heat Stability Advantage: Unlike competitors' ceramic coatings that can shrink or deform under high temperatures, Electrovaya's ceramic separators maintain their structural integrity, ensuring consistent performance even in demanding conditions Enhanced Safety and Reliability: Electrovaya’s proprietary ceramic separators resist heat - induced shrinkage, reducing the risk of thermal runaway and ensuring long - term durability in heavy - duty applications Competitors Full Ceramic Coated PO Full Ceramic Coated PO Third Party Testing & Certifications Performance ✓ Cycle life ✓ Internal Resistance ✓ Temperature Effect ✓ Power Capability ✓ Ageing Internal Test Safety Quality ✓ Cells, modules, packs ✓ Our production sites adhere to the utmost quality standards 15 minutes at 130 ° C

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 15 Electrovaya's Solid State Technology Infinity Batteries provide industry leading longevity with the potential to expand the Company’s addressable market with new product development in solid state leveraging its proprietary separator technology Ideal For: Drones, Consumer Electronics, High - performance Vehicles, & Aerospace SSB Pouch Cell Prototyping Technology Derisked : Based on proprietary separator and electrolyte technology Scaling to > 100cm² Separator Manufacturing Technology Benefits: Higher energy density Proof - of - Concept Separator Development

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 16 Leveraging Longevity Advantage Recurring Revenue Recurring Revenue Lease/Rentals • Lower upfront costs (with OEM - supported residual value) • Ability to participate in off - lease opportunities • Rentals are a small but growing offering, used by Electrovaya’s largest end customers 0 - 5 yrs : 30% 6 - 10 yrs : 80% 11 yrs + : 100% SaaS Opportunities to increase from data analytics (already in use at major customers), demand response, and energy storage >80% Aftermarket Services • Spare parts and accessories • Inspections and studies 30 - 50% Growing Segments Current <5% Target >10% Illustrative Target Margins

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 17 Product and Market Expansion Roadmap Accelerating growth through innovative product rollouts and capturing new end market opportunities Infinity Batteries in Motive Power Founded in 1996 Solid State Separator R&D ESS Launch Robotics & GSE Deliveries 1996 2017 2025 2026 ESaaS Model Scaling Mid - term Long - term

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 18 Global Reach Electrovaya Gigafactory Jamestown, NY, USA Electrovaya Corp & Labs Mississauga, ON, CA Electrovaya Japan In Progress

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 19 US Manufacturing Expansion Jamestown Facility: Groundbreaking facility with no execution or financing risk 137,000 sq ft facility on a 52 - acre site in Jamestown, New York • ~$51M million loan from EXIM with interest deferral to 2026/2027 • $25M revolving asset - based lending facility from BMO • $6.5M in local and state incentives • Up to ~$10.5M of tax credits expected under OBBBA (2025) (1) Financing Secured Jan. 2025 Apr. 2025 Announced commencement of facility Started first phase of battery system manufacturing operations Spring 2026 Delivery of capital equipment for cell production expected to begin Summer 2026 Cell and module production expected to begin Fall 2026 Commercial production of lithium ion cell and module manufacturing expected to begin Provides reliable, domestic supply of lithium - ion cells (built in America) Vertical integration will improve margins and increases manufacturing capacity Meets growing customer demand for made in America products & opens new market opportunities Low cost 100% renewable electricity (~$0.05/kWh) Sources: (1) One Big Beautiful Bill Act

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 20 Achieved Financial Inflection Point One of the only profitable advanced battery companies in North America (1) Non - IFRS Measures: EBITDA and Adjusted EBITDA do not have standardized meanings under IFRS. Therefore, they are unlikely to be c omparable to similar measures presented by other issuers. We believe that certain investors and analysts use EBITDA and Adjus ted EBITDA to measure the performance of the business. EBITDA is defined as income/loss from operations before interest, taxes an d d epreciation and amortization, and the Company defines Adjusted EBITDA as income/loss from operations plus stock - based compensati on and depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS, and may n ot be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternativ e t o IFRS measures. The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS is income (lo ss) from operations. $10.3 $11.6 $11.2 $15.0 $17.1 (2.9%) (0.9%) (3.6%) 5.3% 5.3% 5.8% 12.9% 5.4% 13.3% 17.0% Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Revenue Net Income Adj. EBITDA Margin Quarterly Performance ($ in M) $6.9M TTM Adj. EBITDA (1) Positive Net Profit and EPS Q2 and Q3 2025 $55M TTM Revenue $60M+ FY 2025 Revenue Guidance Key Stats 9 Consecutive Quarters of Positive EBITDA (1) (1)

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 21 Financing Growth 45X Tax Credits Incentives for domestic manufacturing Sources Uses Working & Equipment Capital Operations Export - Import Bank $51 million senior secured working capital facility U.S Gigafactory Capacity expansion expected to support up to $150 - 200M potential manufacturing capacity BMO Corp Banking $25 million senior secured working capital facility Working Capital Management Supporting revenue growth U.S Manufacturing Up to ~$10.5M of tax credits expected under OBBBA (2025) (1) Cash Flow Positivity Electrovaya is no longer at a cash burning state Retained Earnings The generation of cash will support organic growth Sources: (1) One Big Beautiful Bill Act

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 22 Capitalization Summary Assets (as of June 30, 2025) (US$ in thousands, except share counts) Cash & Equivalents $1,290 Total Assets $53,871 Liabilities (as of June 30, 2025) Short - term Debt – Total Debt $18,834 Total Liabilities $31,537 Shareholders Equity (as of June 30, 2025) Total Shareholders Equity $22,334 Shares Outstanding (as of June 30, 2025) Common Shares 40,106,915 Warrants 1,420,000 Stock Options 5,314,789 Total 46,369,704

Appendix

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 24 LTM Financial Summary TTM Sales ($000s) TTM Adj. EBITDA (1) ($000s) 49,490 54,859 Q3 2024 Q3 2025 4,724 6,904 Q3 2024 Q3 2025 TTM Operating Income ($000s) TTM Adj. EBITDA Margin (1) ( p.p ) 1,813 3,878 Q3 2024 Q3 2025 9.5% 12.6% Q3 2024 Q3 2025 (1) Non - IFRS Measures: EBITDA and Adjusted EBITDA do not have standardized meanings under IFRS. Therefore, they are unlikely to be c omparable to similar measures presented by other issuers. We believe that certain investors and analysts use EBITDA and Adjus ted EBITDA to measure the performance of the business. EBITDA is defined as income/loss from operations before interest, taxes an d d epreciation and amortization, and the Company defines Adjusted EBITDA as income/loss from operations plus stock - based compensati on and depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS, and may n ot be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternativ e t o IFRS measures. The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS is income (lo ss) from operations.

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 25 LTM Financial Summary Sales from 9 Months Ending June 30th ($000s) Adj. EBITDA (1) 9 Months Ending June 30th ($000s) 33,060 43,320 Q3 2024 Q3 2025 2,582 5,447 Q3 2024 Q3 2025 Operating Income 9 Months Ending June 30th ($000s) Adj. EBITDA Margin (1) 9 Months Ending June 30th ( p.p ) 19 3,168 Q3 2024 Q3 2025 7.8% 12.6% Q3 2024 Q3 2025 (1) Non - IFRS Measures: EBITDA and Adjusted EBITDA do not have standardized meanings under IFRS. Therefore, they are unlikely to be c omparable to similar measures presented by other issuers. We believe that certain investors and analysts use EBITDA and Adjus ted EBITDA to measure the performance of the business. EBITDA is defined as income/loss from operations before interest, taxes an d d epreciation and amortization, and the Company defines Adjusted EBITDA as income/loss from operations plus stock - based compensati on and depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS, and may n ot be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternativ e t o IFRS measures. The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS is income (lo ss) from operations.

210 219 230 028 087 153 130 202 235 232 239 244 192 228 245 136 136 136 177 192 206 37 53 113 240 75 37 Click to edit Master text styles electrovaya.com NASDAQ : ELVA | TSX : ELVA 26 Reconciliation of Non - IFRS Measures (US$ in thousands) Q4 2024 Q1 2025 Q2 2025 Q3 2025 Gain (Loss) from Operations $710 ($190) $1,396 $1,952 Stock - based Compensation $486 $415 $288 $543 Depreciation $261 $317 $328 $388 Adj. EBITDA (1) $1,457 $542 $2,012 $2,883 Adj. EBITDA Margin (1) 12.6% 4.9% 13.4% 16.8% (1) Non - IFRS Measures: EBITDA and Adjusted EBITDA do not have standardized meanings under IFRS. Therefore, they are unlikely to be c omparable to similar measures presented by other issuers. We believe that certain investors and analysts use EBITDA and Adjus ted EBITDA to measure the performance of the business. EBITDA is defined as income/loss from operations before interest, taxes an d d epreciation and amortization, and the Company defines Adjusted EBITDA as income/loss from operations plus stock - based compensati on and depreciation and amortization. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS, and may n ot be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternativ e t o IFRS measures. The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS is income (lo ss) from operations.